As filed with the Securities and Exchange Commission on February 16, 2018

Securities Act File No. 333-222383

Investment Company Act File No. 811-22499

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM N-2

Registration Statement

under

☒	the Securities Act of 1933
☐	Pre-Effective Amendment No.
☒	Post-Effective Amendment No. 1

and/or

Registration Statement

under

☒	the Investment Company Act of 1940
☒	Amendment No. 9

THE CUSHING® RENAISSANCE FUND

(Exact Name of Registrant as Specified in Charter)

8117 Preston Road, Suite 440

Dallas, Texas 75225

(Address of Principal Executive Offices)

(214) 692-6334

(Registrant’s Telephone Number, Including Area Code)

Jerry V. Swank

Cushing® Asset Management, LP

8117 Preston Road, Suite 440

Dallas, Texas 75225

(Name and Address of Agent for Service)

Copies to:

Kevin T. Hardy, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

Approximate date of proposed public offering: As soon as practicable after the effective date of this registration statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box  ☒

This Post-Effective Amendment will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-222383 and 811-22499) of the Cushing Renaissance Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. The contents of the Registration Statement are hereby incorporated by reference.

Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission.

PART C

OTHER INFORMATION

Item 25.	Financial Statements And Exhibits

(1)	Included in Part A: Financial highlights

Incorporated by reference into Part B: The Registrant’s audited financial statements, notes to such financial statements and the report of independent registered public accounting firm thereon, by reference to the Registrant’s Annual Report for the period ended November 30, 2017 as contained in the Registrant’s Form N-CSR filed with the Securities and Exchange Commission (the “Commission”) on January 31, 2018 (Accession Number 0001193125-18-027588).

(2)	Exhibits

(a)	Amended and Restated Agreement and Declaration of Trust of Registrant(2)

(b)	Amended and Restated Bylaws of Registrant(2)

(c)	Not applicable

(d)(i)	Form of Subscription Certificate for Rights Offering*

(ii)	Form of Notice of Guaranteed Delivery for Rights Offering*

(e)	Dividend reinvestment Plan of Registrant(2)

(f)	Not applicable

(g)(i)	Investment Management Agreement between Registrant and Cushing® Asset Management, LP (the “Investment Adviser”)(3)

(h)	Dealer Manager Agreement among Registrant, the Investment Adviser and UBS Securities LLC*

(i)	Not applicable

(j)(i)	Custody Agreement(3)

(k)(i)(1)	Transfer Agent Servicing Agreement(3)

(2)	Amendment to Transfer Agent Servicing Agreement(5)

(ii)	Fund Administration Agreement(3)

(iii)	Fund Accounting Servicing Agreement(3)

(iv)	Committed Lending Agreement(4)

(v)	Lending Services Agreement(4)

(vi)	Special Custody and Pledge Agreement(4)

(vii)	Amendment to Committed Lending Agreement(4)

(viii)	Subscription and Information Agent Agreement among Registrant, Computershare Trust Company, N.A., Computershare Inc. and Georgeson LLC*

(l)(ii)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP(5)

(ii)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP*

(m)	Not applicable

(n)	Consent of Independent Registered Public Accounting Firm*

(o)	Not applicable

(p)	Initial Subscription Agreement(2)

(q)	Not applicable

(r)(i)	Code of Ethics of the Registrant(4)

(ii)	Code of Ethics of the Investment Adviser(4)

(s)	Power of Attorney(4)

(z)(i)	Form of Prospectus Supplement for Common Share Offering(4)

(ii)	Form of Prospectus Supplement for Rights Offering(4)

*	Filed herewith.

(1)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (Securities Act File No. 333-170869 and Investment Company Act File No. 811-22499), filed on July 12, 2012.
(2)	Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (Securities Act File No. 333-170869 and Investment Company Act File No. 811-22499), on Form N-2, filed on August 30, 2012.
(3)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (Securities Act File No. 333-191810 and Investment Company Act File No. 811-22499), on Form N-2, filed on October 18, 2013.
(4)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (Securities Act File No. 333-222383 and Investment Company Act File No. 811-22499), on Form N-2, filed on December 29, 2017.
(5)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (Securities Act File No. 333-222383 and Investment Company Act File No. 811-22499), on Form N-2, Filed on February 2, 2018.

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference and any information concerning any underwriters for a particular offering will be contained in the Prospectus Supplement related to that offering.

Item 27.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

SEC Fees	$12,450
FINRA Fees	15,500
Printing and Mailing Expenses	50,000
Legal Fees	200,000
Exchange Listing Fees	40,000
Audit Fees	50,000
Miscellaneous Expenses	150,000
Total	$517,950

Item 28.	Persons Controlled by or Under Common Control with Registrant

None

Item 29.	Number of Holders of Securities

Title Class	Number of Record Shareholders as of January 31, 2018
Common shares of beneficial interest, par value $0.001 per share	3

Item 30.	Indemnification

Article IV of the Registrant’s Amended and Restated Agreement and Declaration of Trust provides as follows:

Section 2. Limitation of Liability. All persons contracting with or having any claim against the Trust or a particular Series shall look only to the assets of the Trust or, as applicable, all Series or such particular Series for payment under such contract or claim; and neither the Trustees nor, when acting in such capacity, any of the Trust’s officers, employees or agents, whether past, present or future, shall be personally liable therefor. Every written instrument or obligation on behalf of the Trust or any Series shall contain a statement to the foregoing effect, but the absence of such statement shall not operate to make any Trustee or officer of the Trust liable thereunder. Provided they have exercised reasonable care and have acted under the reasonable belief that their actions are in the best interest of the Trust, the Trustees and officers of the Trust shall not be responsible or liable for any act or omission or for neglect or wrongdoing of them or any officer, agent, employee, investment adviser or independent contractor of the Trust, but nothing contained in this Declaration or in the Delaware Act shall protect any Trustee or officer of the Trust against liability to the Trust or to Shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Section 3. Indemnification.

(a)     Subject to the exceptions and limitations contained in subsection (b) below:

(i)     every person who is, or has been, a Trustee or an officer, employee or agent of the Trust (including any individual who serves at its request as director, officer, partner, employee, trustee, agent or the like of another organization in which it has any interest as a shareholder, creditor or otherwise) (“Covered Person”) shall be indemnified by the Trust or the appropriate Series to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Covered Person and against amounts paid or incurred by him in the settlement thereof; and

(ii)     as used herein, the words “claim,” “action,” “suit,” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal, administrative, investigative, arbitration or other, including appeals), actual or threatened, and the words “liability” and “expenses” shall include, without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

(b)     No indemnification shall be provided hereunder to a Covered Person:

(i)     who shall have been adjudicated by a court or body before which the proceeding was brought (A) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, or (B) not to have acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Trust; or

(ii)     in the event of a settlement, unless there has been a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office; (A) by the court or other body approving the settlement; (B) by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry); (C) by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry) or (D) by a vote of a majority of the Outstanding Shares entitled to vote (excluding any Outstanding Shares owned of record or beneficially by such individual).

(c)     The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, and shall inure to the benefit of the heirs, executors and administrators of a Covered Person.

(d)     To the maximum extent permitted by applicable law, expenses in connection with the preparation and presentation of a defense to any claim, action, suit or proceeding of the character described in subsection (a) of this Section may be paid by the Trust or applicable Series from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him to the Trust or applicable Series if it is ultimately determined that he is not entitled to indemnification under this Section; provided, however, that either (i) such Covered Person shall have provided appropriate security for such undertaking, (ii) the Trust is insured against losses arising out of any such advance payments or (iii) either a majority of a quorum of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe that such Covered Person will not be disqualified from indemnification under this Section. Independent counsel retained for the purpose of rendering an opinion regarding advancement of expenses and/or a majority of a quorum of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, may proceed under a rebuttable presumption that the Covered Person has not engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the Covered Person’s duties to the Trust and were based on the Covered Person’s determination that those actions were in the best interests of the Trust and its Shareholders; provided that the Covered Person is not an Interested Person (or is an Interested Person solely by reason of being an officer of the Trust).

(e)     Any repeal or modification of this Article IV by the Shareholders, or adoption or modification of any other provision of the Declaration or By-Laws inconsistent with this Article, shall be prospective only, to the extent that such repeal, or modification would, if applied retrospectively, adversely affect any limitation on the liability of any Covered Person or indemnification available to any Covered Person with respect to any act or omission which occurred prior to such repeal, modification or adoption. Any such repeal or modification by the Shareholders shall require a vote of at least two-thirds of the Outstanding Shares entitled to vote and present in person or by proxy at any meeting of the Shareholders.

Section 4. Indemnification of Shareholders.

(a)     If any Shareholder or former Shareholder of the Trust (as opposed to a Shareholder or former Shareholder of any Series) shall be held personally liable solely by reason of his being or having been a Shareholder and not because of his acts or omissions or for some other reason, the Shareholder or former Shareholder (or his heirs, executors, administrators or other legal representatives or in the case of any entity, its general successor) shall be entitled out of the assets belonging to the Trust to be held harmless from and indemnified against all loss and expense arising from such liability. The Trust shall, upon request by such Shareholder, assume the defense of any claim made against such Shareholder for any act or obligation of the Trust and satisfy any judgment thereon from the assets of the Series.

(b)     If any Shareholder or former Shareholder of any Series shall be held personally liable solely by reason of his being or having been a Shareholder and not because of his acts or omissions or for some other reason, the Shareholder or former Shareholder (or his heirs, executors, administrators or other legal representatives or in the case of any entity, its general successor) shall be entitled out of the assets belonging to the applicable Series to be held harmless from and indemnified against all loss and expense arising from such liability. The Trust, on behalf of the affected Series, shall, upon request by such Shareholder, assume the defense of any claim made against such Shareholder for any act or obligation of the Series and satisfy any judgment thereon from the assets of the Series.

Section 5. No Bond Required of Trustees. No Trustee shall be obligated to give any bond or other security for the performance of any of his duties hereunder.

Section 6. No Duty of Investigation; Notice in Trust Instruments, Etc. No purchaser, lender, transfer agent or other Person dealing with the Trustees or any officer, employee or agent of the Trust or a Series thereof shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustees or by said officer, employee or agent or be liable for the application of money or property paid, loaned, or delivered to or on the order of the Trustees or of said officer, employee or agent. Every obligation, contract, instrument, certificate, Share, other security of the Trust or a Series thereof or undertaking, and every other act or thing whatsoever executed in connection with the Trust shall be conclusively presumed to have been executed or done by the executors thereof only in their capacity as Trustees under this Declaration or in their capacity as officers, employees or agents of the Trust or a Series thereof. Every written obligation, contract, instrument, certificate, Share, other security of the Trust or a Series thereof or undertaking made or issued by the Trustees may recite that the same is executed or made by them not individually, but as Trustees under the Declaration, and that the obligations of the Trust or a Series thereof under any such instrument are not binding upon any of the Trustees or Shareholders individually, but bind only the Trust Property or the Trust Property of the applicable Series, and may contain any further recital which they may deem appropriate, but the omission of such recital shall not operate to bind the Trustees individually. The Trustees may maintain insurance for the protection of the Trust Property or the Trust Property of the applicable Series, its Shareholders, Trustees, officers, employees and agents in such amount as the Trustees shall deem adequate to cover possible tort liability, and such other insurance as the Trustees in their sole judgment shall deem advisable.

Section 7. Reliance on Experts, Etc. Each Trustee, officer or employee of the Trust or a Series thereof shall, in the performance of his duties, powers and discretions hereunder be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Trust or a Series thereof, upon an opinion of counsel, or upon reports made to the Trust or a Series thereof by any of its officers or employees or by the Investment Adviser, the Administrator, the Distributor, the Principal Underwriter, Transfer Agent, selected dealers, accountants, appraisers or other experts or consultants selected with reasonable care by the Trustees, officers or employees of the Trust, regardless of whether such counsel or expert may also be a Trustee.

Section 18 of the Investment Management Agreement between Registrant and Cushing® Asset Management, LP provides as follows:

18. Limitation of Liability of the Fund and the Shareholders. None of the Trustees, officers, agents or shareholders of the Fund will be personally liable under this Agreement. The name “The Cushing® Renaissance Fund” is the designation of the Fund for the time being under the Amended and Restated Agreement and Declaration of Trust and all persons dealing with the Fund must look solely to the property of the Fund for the enforcement of any claims against the Fund, as none of the Trustees, officers, agents or shareholders assume any personal liability for obligations entered into on behalf of the Fund.

Item 31.	Business and Other Connections of the Advisor

The Investment Adviser is not engaged in any other business, profession, vocation or employment of a substantial nature. A description of any other business, profession, vocation or employment of a substantial nature in which each limited partner or executive officer of the Investment Adviser is or has been during the past two fiscal years engaged in for his or her own account or in his or her capacity as trustee, officer, or portfolio manager of the Fund, is set forth in Part A and Part B of this Registration Statement in the sections entitled “Management of the Fund” or in the Investment Adviser’s Form ADV, as filed with the SEC (SEC File No. 801-63255), and which Form ADV is incorporated herein by reference.

Item 32.	Location of Accounts and Records

The accounts, books or other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules promulgated under the 1940 Act, are kept by the Registrant or its custodian, transfer agent, administrator and fund accountant. The Registrant is located at the following address: The Cushing® Renaissance Fund, 8117 Preston Road, Suite 440, Dallas, Texas 75225. The Fund’s custodian is located at the following address: U.S. Bank National Association, 1555 N. Riveright Dr., Suite 302, Milwaukee, Wisconsin 53212. The Fund’s transfer agent, registrar and administrator is located at the following address: U.S. Bancorp Fund Services, LLC, located at 615 East Michigan Street, Milwaukee, Wisconsin 53202.

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

1.	Registrant undertakes to suspend the offering of common shares until the prospectus is amended, if subsequent to the effective date of this registration statement, its net asset value declines more than ten percent from its net asset value, as of the effective date of the registration statement or its net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.

3.	Not applicable.

4.	Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)	to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the Registration Statement; and

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(b)	that, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities;

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act.

(2)	the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.	Registrant undertakes that:

a.	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective; and

b.	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6.	Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information constituting Part B of this Registration Statement.

SIGNATURES

As required by the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, this Registrant’s Registration Statement has been signed on behalf of the Registrant, in the City of Dallas, State of Texas, on the 16th day of February, 2018.

THE CUSHING® RENAISSANCE FUND

By:	/s/ Jerry V. Swank
Name:	Jerry V. Swank
Title:	Trustee, Chairman of the Board and Chief Executive Officer

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities set forth below on the 16th day of February, 2018.

NAME	TITLE

/s/ Jerry V. Swank Jerry V. Swank	Trustee, Chairman of the Board and Chief Executive Officer

/s/ John Alban John Alban	Chief Financial Officer and Treasurer

Brian R. Bruce* Brian R. Bruce	Trustee

Brenda A. Cline* Brenda A. Cline	Trustee

Ronald P. Trout* Ronald P. Trout	Trustee

* By:	/s/ Barry Y. Greenberg
Barry Y. Greenberg
As Attorney-In-Fact, Pursuant to a Power of Attorney
February 16, 2018

EXHIBIT INDEX

(d)(i)	Form of Subscription Certificate for Rights Offering
(d)(ii)	Form of Notice of Guaranteed Delivery for Rights Offering
(h)(i)	Dealer Manager Agreement among Registrant, the Investment Adviser and UBS Securities LLC
(k)(viii)	Subscription and Information Agent Agreement among Registrant, Computershare Trust Company, N.A., Computershare Inc. and Georgeson LLC
(l)(ii)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP
(n)	Consent of Independent Registered Public Accounting Firm